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                          August 20, 2020

       Joseph N. Forkey
       Chief Executive Officer
       Precision Optics Corporation, Inc.
       22 East Broadway
       Gardner, MA 01440

                                                        Re: Precision Optics
Corporation, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 14,
2020
                                                            File No. 333-246315

       Dear Dr. Forkey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Amy M. Trombly, Esq.